Exhibit 16




May 26, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Citizens 401(k) Savings Plan (the "Plan") and, under the date of June 28, 2004, we reported on the financial statements of the Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003. On May 23, 2005, we were informed by management of Citizens Communications Company that our appointment as principal accountants for the Plan was terminated. We have read the Plan's statements included under Item 4.01 of its Form 8-K dated May 26, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with its statements under
(b).

Very truly yours,


/s/ KPMG LLP